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April 29, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Elfun Money Market Fund – Comment Responses to Disclosure Review

(File Nos. 33-31205 and 811-05904)

Ladies and Gentlemen:

On behalf of the Elfun Money Market Fund (the “Registrant”), we hereby respond to the oral comments provided by the staff of the Securities and Exchange Commission on April 15, 2014 with respect to the Registrant’s Post-Effective Amendment No. 32 on Form N-1A filed on February 28, 2014.

Those comments are repeated below and organized in the same fashion as presented by the Commission’s staff. These responses are based on discussions with, and information from, the Registrant.

1.	Comment: Please confirm the consistent use of the Government Money Market Fund’s name throughout the prospectus or a shorter defined term. In at least one place on page 29 the name Money Market Fund is used without the word Government, unlike other references.

Response: Comment accepted. The Registrant has revised the document to use the same term for that fund.

2.	Comment: Each fund in the combined prospectus states in its risk disclosure that an investment in the fund is not a bank deposit and is not insured by the FDIC. Please remove that disclosure unless the Registrant can confirm that its shares are sold through or in banks.

Response: Comment accepted. The Registrant will remove that disclosure.

3.	Comment: For several funds, under “Foreign Investment Risk,” there is a reference to additional risks that have arisen over the past few years. Please clarify what are those additional risks. In the same risk factor there also is a reference to “attempted solutions” increasing risks. Please clarify what is meant by attempted solutions.

Securities and Exchange Commission

April 29, 2014

Response: Comment accepted. Brief additional disclosure has been added to explain the additional referenced risk and attempted solutions.

4.	Comment: For the Elfun Income Fund, the disclosure states that the fund invests primarily in investment grade securities and may invest to a lesser extent in junk bonds. Please specify the maximum portion of the fund that may invest in junk bonds.

Response: Comment accepted. The Registrant has revised this disclosure to specify that no more than 20% of the fund’s net assets may be invested in high yield or junk bonds.

5.	Comment: For the Elfun Diversified Fund, the disclosure states that the fund may invest to a lesser extent in junk bonds and emerging markets securities. Please consider whether there would be sufficient exposure to those types of investments to constitute a principal strategy and justify including the corresponding principal risk that is already included for those types of investments.

Response: Comment accepted. The Registrant acknowledges that it is reasonably possible (rather than only remotely possible) that investments in junk bonds and emerging markets securities would constitute a principal strategy through the investment of as much as approximately 5-10% of the net assets of the fund in each of those types of investments. For that reason, the Registrant has determined to keep the references to those investments and the corresponding risk disclosure.

6.	Comment: For the Elfun Government Money Market Fund, the description of the principal strategy states that the fund invests “consistent with regulatory and industry standards governing security quality, maturity, liquidity and portfolio diversification.” Please either define more specifically or delete the reference to industry standards.

Response: Comment accepted. The Registrant has removed the reference to industry standards.

7.	Comment: For each Elfun fund, confirm that a separate line is included in the fees and expenses table for Acquired Fund Fees and Expenses to the extent required by Form N-1A if that fund has sufficient such expenses to require that disclosure.

Response: Comment accepted. The Registrant confirmed that, for each Elfun fund, an expense line for Acquired Fund Fees and Expenses has been included in the fees and expenses table to the extent those expenses exceed 0.01% as required by Instruction 3(f)(i) to Item 3 of Form N-1A.

8.	Comment: For those Elfun funds that may write options as disclosed in the prospectus, please confirm that those options will be covered with liquid assets daily on a marked–to-market basis as required by the Commission staff’s interpretive guidance related to senior securities.

Response: Comment accepted. The Registrant’s standard compliance procedure is to cover any such written options with liquid assets as required by the Commission staff’s guidance. In addition, the Registrant’s statement of additional information confirms the each fund would write only covered options.

Securities and Exchange Commission

April 29, 2014

9.	Comment: For all Elfun funds eligible to engage in short sales, please confirm that the expenses associated with those short sales are included in the fee and expense table.

Response: Comment accepted. The Registrant has confirmed that any such expenses would be included, but that no such expenses were incurred during the most recently completed fiscal year.

10.	Comment: In the combined statutory prospectus, in the section entitled “More on Strategies, Risks . . .” there is a reference at the end of “Interest Rate Risk” to “other types of securities.” Please explain which other types of securities may be adversely affected by interest rates.

Response: Comment accepted. The Registrant has revised this disclosure to add the requested clarification, as follows:

~~Other types of securities~~ Dividend-paying and other types of equity securities also may be adversely affected from an increase in interest rates.

11.	Comment: In the combined statutory prospectus, under “Management Fee,” please state whether reduced fees or any expense subsidies, such as the subsidy of the expenses of the Government Money Market Fund, may be recaptured in the future.

Response: Comment accepted. The Registrant has revised this disclosure to state that reduced fees or subsidized expenses may be recaptured in the future by GE Asset Management, the Adviser, for up to three years from the date reduced, provided that the total operating expense ratio for the Fund, after giving effect to the recoupment, would not exceed 0.60% for the fiscal year in which the recoupment is made.

12.	Comment: For the International Equity Fund, the fee and expense table specifies an annual management fee rate of 0.35% but the disclosure under the “Management Fee” section later in the prospectus specifies a fee of 0.30%. Please confirm that the correct fee is stated in all relevant places.

Response: Comment accepted. The Registrant has corrected the disclosure to refer to a management fee of 0.21% for that fund.

13.	Comment: For the Rule 485(b) filings for the Elfun funds other than the Government Money Market Fund, please make conforming changes to reflect the Registrant’s responses to the comments provided on this filing.

Response: Comment accepted.

14.	Comment: In the statement of additional information, such as on page 21 under “Derivatives,” please consistently use the term “derivative” or “derivative instruments” rather than “derivative securities.”

Response: Comment accepted. The Registrant has revised this disclosure to replace the term “derivative securities.”

Securities and Exchange Commission

April 29, 2014

15.	Comment: In the statement of additional information, under the discussion of compliance with regulations of the Commodity Futures Trading Commission (“CFTC”), please clarify that adviser to the funds would be treated as a commodity pool operator rather than the fund if the exemption did not apply.

Response: The Registrant prefers not to make the requested change, and believes the current disclosure is accurate. As noted under Rule 4.5 of the CFTC and related commentary by the CFTC, an investment company also could be considered a commodity pool operator if not for that exclusion. In Rule 4.5(a) “ . . . the following persons . . . shall be excluded from the definition of the term “commodity pool operator” with respect to the operation of a qualifying entity specified in paragraph (b) of this section: (1) An investment company registered as such under the Investment Company Act of 1940 . . . .” See also http://www.nfa.futures.org/nfa-registration/cpo/index.HTML discussing that a registered investment company can be exempt from being a commodity pool operator (not just the adviser to that fund). A fund could be both a commodity pool and a commodity pool operator.

16.	Comment: The statement of additional information refers to possible investments by the funds in exchange traded funds. Please confirm that the expenses for any of those investments would be properly disclosed as Acquired Fund Fees and Expenses to the extent required by Form N-1A if a fund has sufficient such expenses to require that disclosure

Response: Comment accepted. The Registrant confirmed that, for each Elfun fund, an expense line for Acquired Fund Fees and Expenses has been included in the fees and expenses table to the extent those expenses exceed 0.01% as required by Instruction 3(f)(i) to Item 3 of Form N-1A.

*    *    *    *    *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Securities and Exchange Commission

April 29, 2014

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: GE Asset Management Incorporated